MAURA ABELN SMITH SENIOR VICE PRESIDENT, GENERAL COUNSEL & CORPORATE SECRETARY	INTERNATIONAL PLACE III 6400 POPLAR AVENUE MEMPHIS, TN 38197 T 901-419-3829 F 901-214-1248 maura.abelnsmith@ipaper.com

April 15, 2010

VIA Facsimile and EDGAR Correspondence

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Paper Company
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2009
File No. 001-03157

Dear Ms. Jenkins:

On behalf of International Paper Company (the “Company”), I am responding to comments of the Securities and Exchange Commission as set forth in your letter dated April 5, 2010 (the “Comment Letter”) relating to the above-captioned Annual Report.

To facilitate your review, I have reproduced below the text of the Comment Letter. Our response immediately follows the Comment Letter.

Question 1. We note that management has emphasized the importance of “Earnings from continuing operations and before special items per share” and “free cash flow.” As management has emphasized the importance of these non-GAAP measures to investors, please tell us why they are not presented in your most recent Form 10-K.

Response: In communicating with investors the Company has emphasized the non-GAAP measures of “earnings from continuing operations and before special items per share” and “free cash flow.” As discussed on our telephone call with Mr. Brian Bhandari, Branch Chief, and Ms. Angela Halac, Staff Accountant, on April 6th, we will present these non-GAAP measures in quarterly or annual filings with the Securities and Exchange Commission, in compliance with Item 10(e) of Regulation S-K, if these measures are discussed in future quarterly or annual earnings press releases and related analyst conference calls.

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Ms. Tia Jenkins

April 15, 2010

In addition to the Staff’s request for responses in connection with the Comment Letter, I, on behalf of the Company, provide the following acknowledgement:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely,

/s/ Maura A. Smith
Maura A. Smith

Senior Vice President, General Counsel & Corporate Secretary

cc:	John V. Faraci
Tim S. Nicholls
Bob Grillet